UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of May 2022

Commission File Number: 001-38164

CALEDONIA MINING CORPORATION PLC

(Translation of registrant's name into English)

B006 Millais House

Castle Quay

St Helier

Jersey JE2 3EF

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F      x       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

EXPLANATORY NOTE

This report on Form 6-K/A is being filed to amend the Form 6-K filed earlier today which inadvertently included the words “INCORPORATION BY REFERENCE” and the paragraph following it. Other than the removal of the words “INCORPORATION BY REFERENCE” and the paragraph following it, there are no changes to this report on Form 6-K/A.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CALEDONIA MINING CORPORATION PLC
(Registrant)

	By:	/s/ Steve Curtis
Dated: May 17, 2022	Name:	Steve Curtis
	Title:	CEO and Director

Exhibit	Description

99.1	Caledonia Mining Corporation Plc Publication of Annual Report on Form 20-F exhibiting Technical Report Summaries